SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 7, 2005

Commission File Number 333-08072

Provalis plc
(Translation of registrant's name into English)

Newtech Square
Deeside Industrial Park
Deeside
Flintshire
CH5 2NT
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No .X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release

7th January 2005

Provalis plc

Half Year Trading Update

Pharmaceutical sales advance by 5%
Medical Diagnostics makes first sales of in2it™ A1c to the US

Provalis plc (LSE: PRO; NASDAQ:PVLS), the international Medical Diagnostics and Pharmaceuticals group, is pleased to announce that unaudited sales for the half year to 31st December 2004 were approximately £6.7 million. This is 5% ahead of the same period in the previous year (£6.4 million), and is in line with the Board's expectation.

During the first half of 2005 significant progress was made in both operating businesses:-

Strong Sales by Pharmaceuticals Business

Sales by the Pharmaceuticals business were some £6.1 million, up 5% on the same period last year. The second quarter sales were particularly strong, despite the impact of wholesalers deferring purchases until after the 7% PPRS price reduction takes effect in January 2005.

Diclomax® continues to sell well, helped by the withdrawal of Vioxx from the market in October 2004 and the continuing uncertainties over other COX2 inhibitors, although the benefit of this has been counter-balanced by an increase in generic competition. Calceos, our treatment to prevent or treat osteoporosis, continued to make strong progress in the first half, with sales significantly advanced over last year.

Medical Diagnostics Business Launches in2it™ A1c in the US

Activities within the Medical Diagnostics business were concentrated on preparing for the US launch of in2it™ A1c following receipt of FDA clearance in August 2004. Since then, the Company has worked with its various manufacturing partners to bring the product on stream, with the first shipment of in2it™ A1c to the US made in the first week of December.

Sales of the product in the US are being managed directly by Provalis' own sales team, whose members each have extensive diagnostic experience within the US diagnostics market. This sales team has established a number of preferred distributors and key accounts in the US, and has helped achieve early take up of in2it™ A1c. Indeed, interest in the product continues to grow as we expand our distribution coverage in the US.

Sales of in2it™ A1c will progressively increase through the second half of the year although, as previously announced, sales will be limited during that period by our current manufacturing capacity of test cartridges. However, following the successful fund raising in September 2004, we have begun the staged implementation of automated manufacture of test cartridges. This remains on track for completion during the summer of 2005, and should give a several fold increase in production capacity.

Sales by the Medical Diagnostics business in the first half were some £0.6m, principally from the supply of Glycosal® test cartridges to our existing distributors. The business remains on course to meet market expectations for the full year as sales of in2it™ A1c increase.

Phil Gould, Chief Executive Officer of Provalis plc, commented: "The first half year has seen increased sales by our Pharmaceuticals business and a significant achievement by our Medical Diagnostics business with the approval and launch of in2it™A1c in the US. In the second half of the year we will concentrate on meeting the US demand for in2it™ A1c and continuing the development of two further tests for the in2it™ platform, whilst continuing to maximise the performance of our Pharmaceuticals business."

The Company's interim figures and an overview of trading expectations for the full year will be presented in March 2005.

END

Provalis' Website; http://www.provalis.com

"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: Statements in this announcement that relate to future plans, expectations, events, performances and the like are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. Actual results of events could differ materially from those described in the forward-looking statements due to a variety of factors. Such factors include, among others: the viability of the Group's products, which are at various stages of development; the generation of sufficient operating cash flow by the Group's pharmaceutical and medical diagnostic businesses to finance the ongoing development of these businesses as well as the Group's research and development activities; the success of the Group's research and development strategy and activities; uncertainties related to future clinical trial results and the associated regulatory process; the execution and success of collaborative agreements with third parties; availability and level of reimbursement for the Group's products from government health administration authorities or other third-party payors; the rate of net cash utilisation within the Group and, hence, the Group's possible need for additional capital in the short, medium and/or long term; the Group's intellectual property position and the success of patent applications for its products and technologies; the Group's dependence on key personnel; general business and economic conditions; the impact of future laws, regulations and policies; stock market trends in the Group's sector; and other factors beyond the Group's control that may cause the Group's available capital resources to be used more quickly than expected. These and other factors that could affect the Company's future results are more fully described in its filings with the US Securities and Exchange Commission, in particular the latest 20-F filing, copies of which are available from the Company Secretary at the Company's registered address.

For further information:-

Dr Phil Gould, Chief Executive Officer, Provalis plc               Tel: 01244 833463
Mr Peter Bream, Finance Director, Provalis plc                     Tel: 01244 833552
Mr Lee Greenbury, Company Secretary, Provalis plc            Tel: 01244 833402
Lisa Baderoon, Buchanan Communications                          Tel: 020 7466 5000

Notes to Editors

Provalis plc (LSE: PRO; NASDAQ: PVLS) is a diversified healthcare group with two operating businesses:-

  Medical Diagnostics - develops medical diagnostic products for chronic disease management for sale to world markets. The business' principal products are in2it™ A1c and Glycosal®, both diabetes diagnostic tests, and Osteosal®, a diagnostic test for osteoporosis.

  Pharmaceuticals - sells and markets its own, and third party, branded, prescription medicines in the UK and Ireland to GPs and hospitals through its regionally managed sales force. The business' principal product is Diclomax®, a medicine for use in the treatment of musculo-skeletal disorders, and it also sells products in the areas of osteoporosis, migraine and dermatology.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                        Provalis plc

                                                                    By:/s/ Lee Greenbury

                                                                 Name: Lee Greenbury
                                                                      Title: Company Secretary

Date:   January 7, 2005